Exhibit 99.1

News From

REGENCY TOWERS, 1415 W. 22ND ST., OAK BROOK, ILLINOIS 60523

FOR IMMEDIATE RELEASE

Federal Signal Corporation Announces 2011 Full Year and Fourth Quarter Results

Oak Brook, IL, March 14, 2012—Federal Signal Corporation (NYSE:FSS), today reported results for the full year and the fourth quarter ended December 31, of 2011

•	Q4 orders of $349 million, up 87% vs. Q4 2010 orders of $187 million

•	Year-end 2011 backlog of $426 million vs. $217 million at year-end 2010

•	Q4 net sales increased 20% vs. Q4 2010

•	Adjusted Q4 earnings were $0.06 per share, excluding ($0.33) per share of non-cash impairment charges that resulted in a GAAP loss per share of ($0.27)

•	Q4 non-cash goodwill and other intangible asset impairment charges of $20 million (after-tax)

•	Net sales increased 10% in full year 2011 from 2010

•	Full year loss from continuing operations of ($0.23) per share versus loss of ($2.79) per share in prior year

•	Refinanced long-term debt with option to prepay without penalty upon sale of certain assets

Dennis J. Martin, President and Chief Executive Officer, stated, “Our strong order trends and healthy order backlog have positioned the Company well as we begin 2012. Year-end order backlogs for each of our four business groups are at least 40% higher than they were a year ago.” Mr. Martin continued, “We believe these positive order trends, the process improvements we have implemented over the last year at our operating units, reduction of our corporate expenses and economic recovery in our markets will generate profit increases in 2012. In addition, we remain committed to either divesting or improving our under-performing assets before year end.”

The Company reported orders of $349 million for the fourth quarter of 2011 that were up 87% from $187 million a year earlier, led by dramatic improvements in order rates at the Company’s Environmental Solutions and Federal Signal Technologies Groups. The fourth quarter operating income (excluding impairment charges of $22.2 million in 2011 and excluding impairment charges, acquisition costs and restructuring charges of $80.0 million in 2010) improved $12.6 million from a loss of $2.7 million in the fourth quarter of 2010 to income of $9.9 million in the fourth quarter of 2011, reflecting significant increases from the Environmental Solutions Group.

For the full year 2011, the Company reported a loss per share from continuing operations of ($0.23) on net sales of $795.6 million compared to a loss in 2010 of ($2.79) on net sales of $726.5 million. The year-over-year change is primarily related to increased sales as well as lower goodwill and other intangible asset impairment charges. In 2011, the results include non-cash goodwill and other intangible asset impairment charges of $20.6 million in the aggregate from Federal Signal Technologies. This compares with 2010 charges relating to a non-cash tax valuation allowance of $85.0 million, non-cash goodwill and other intangible asset impairment charges of $78.9 million in the aggregate from Federal Signal Technologies, restructuring charges of $5.0 million, acquisition and integration related costs of $3.9 million, and a settlement charge of $3.8 million for the hearing loss litigation.

The Company reported a loss per share from continuing operations of ($0.27) and a loss from continuing operations of ($16.8) million on net sales of $223.3 million for the fourth quarter of 2011. For the same period of 2010, the Company reported a loss per share from continuing operations of ($2.55) and a loss from continuing operations of ($158.4) million on net sales of $186.7 million. The ($0.27) loss per share from continuing operations for the fourth quarter of 2011 includes goodwill and other intangible asset impairment charges of ($0.33) per share. For the full year, the 2011 net loss was ($14.2) million, including a gain from discontinued operations of $0.2 million compared to a 2010 net loss of ($175.7) million, including a loss from discontinued operations of ($15.0) million. The Company recorded a net loss of ($16.6) million including income from discontinued operations of $0.2 million in the fourth quarter of 2011 compared to a net loss of ($169.2) million including a loss from discontinued operations of ($10.8) million in the same prior year period.

GROUP RESULTS

Safety and Security Systems

The following table summarizes the Safety and Security Systems Group’s operating results for the three month period ended December 31, 2011 and 2010, respectively:

($ in millions)	2011	2010	Change
Orders	$64.4	$52.3	$12.1
Year end backlog	31.7	18.2	13.5
Net sales	60.4	54.9	5.5
Operating income	5.6	7.2	(1.6)
Operating margin	9.3%	13.1%	(3.8)%
Depreciation and amortization	$1.1	$0.9	$0.2

•

Orders increased $12.1 million in the fourth quarter compared to the respective prior year period. U.S. orders increased $5.9 million due to strong demand in industrial and outdoor warning markets, partially offset by lower demand in the public safety market. Non-U.S. orders increased $6.2 million as the demand for U.S. exports in public safety and mining markets continued to improve.

•

Net sales increased $5.5 million in the fourth quarter compared to the respective prior year period resulting from strong demand in outdoor warnings systems and international markets, partially offset by lower demand in the domestic public safety market.

•

Operating income decreased $1.6 million in the fourth quarter compared to the respective prior year period driven by margin compression in the police, fire and industrial and outdoor warnings systems markets , which resulted in a 3.8% decrease to the operating margin compared to the same prior year period.

Fire Rescue

The following table summarizes the Fire Rescue Group’s operating results for the three month period ended December 31, 2011 and 2010, respectively:

($ in millions)	2011	2010	Change
Orders	$28.8	$28.8	$—
Year end backlog	80.1	57.3	22.8
Net sales	41.4	34.5	6.9
Operating income	4.9	4.4	0.5
Operating margin	11.8%	12.8%	(1.0)%
Depreciation and amortization	$0.6	$0.6	$—

•	Orders remained flat compared to the respective prior year period.

•	Net sales increased $6.9 million in the fourth quarter compared to the respective prior year period as a result of increased demand in Asia and Australia, partially offset by weaker demand in Europe.

•

Operating income increased by $0.5 million in the fourth quarter compared to the respective prior year period due to increased volumes. Operating margin decreased by 1.0% compared to the respective prior year period, primarily due to lower gross profit margin related to product mix.

Environmental Solutions

The following table summarizes the Environmental Solutions Group’s operating results for the three month period ended December 31, 2011 and 2010, respectively:

($ in millions)	2011	2010	Change
Orders	$146.2	$84.2	$62.0
Year end backlog	183.5	82.6	100.9
Net sales	93.2	71.9	21.3
Operating income	6.7	1.8	4.9
Operating margin	7.2%	2.5%	4.7%
Depreciation and amortization	$1.4	$1.2	$0.2

•

Orders increased $62.0 million in the fourth quarter compared to the respective prior year period. U.S. orders increased $53.0 million in the fourth quarter compared to the respective prior year period due to an increase of $25.2 million in the industrial market and $27.8 million in the municipal and government markets. Non-U.S. orders in the fourth quarter compared to the respective prior year period increased $9.0 million due to stronger global demand for street sweepers and sewer cleaners.

•

Net sales increased $21.3 million in the fourth quarter compared to the respective prior year period as a result of higher sales volumes in sewer cleaners and parts, street sweepers and international markets.

•	Operating income increased $4.9 million compared to the respective prior year period, primarily due to increased sales of sweepers, sewer cleaners and vacuum trucks.

Federal Signal Technologies

The following table summarizes the Federal Signal Technologies Group’s operating results for the three month period ended December 31, 2011 and 2010, respectively:

($ in millions)	2011	2010	Change
Orders	$109.2	$21.6	$87.6
Year end backlog	130.8	58.7	72.1
Net sales	28.3	25.4	2.9
Operating loss	(23.5)	(81.0)	57.5
Operating margin	(83.0)%	(318.9)%	235.9%
Depreciation and amortization	$2.1	$1.5	$0.6

•

Orders increased $87.6 million in the fourth quarter compared to the respective prior year period. U.S. orders increased $74.9 million in the fourth quarter compared to the respective prior year period primarily due to a $68.0 million order for a large, three-year back office and operations system project and other new business from Sirit and VESystems. Non-U.S. orders increased $12.7 million in the fourth quarter compared to the respective prior year period due to increased demand for ALPR cameras in the European market.

•	Net sales increased $2.9 million in the fourth quarter compared to the respective prior year period, primarily due to new business from Sirit and VESystems.

•

Operating loss was ($23.5) million in the fourth quarter compared to an operating loss of ($81.0) million for the respective prior year period. The improvement in the operating loss was primarily due to lower non-cash goodwill and other intangible asset impairment charges, partially offset by higher amortization expense and higher research and development costs.

CORPORATE EXPENSES

Corporate expenses were $6.0 million and $15.1 million for the fourth quarter of 2011 and 2010, respectively. The decrease was mainly due to the absence of one-time costs related to the Company’s ongoing hearing loss litigation and severance expenses.

CONFERENCE CALL

Federal Signal will host its fourth quarter conference call on Wednesday, March 14th, 2012 at 10:00 a.m. Eastern Time. The call will last approximately one hour. The call may be accessed over the internet through Federal Signal’s website at http://www.federalsignal.com A replay will be available on Federal Signal’s website shortly after the call.

About Federal Signal

Federal Signal Corporation (NYSE: FSS) enhances the safety, security and well-being of communities and workplaces around the world. Founded in 1901, Federal Signal is a leading global designer and manufacturer of products and total solutions that serve municipal, governmental, industrial and institutional customers. Headquartered in Oak Brook, IL, with manufacturing facilities worldwide, the Company operates four groups: Safety and Security Systems, Fire Rescue, Environmental Solutions, and Federal Signal Technologies. For more information on Federal Signal, visit: http://www.federalsignal.com

This release contains unaudited financial information and various forward-looking statements as of the date hereof and we undertake no obligation to update these forward-looking statements regardless of new developments or otherwise. Statements in this release that are not historical are forward-looking statements. Such statements are subject to various risks and uncertainties that could cause actual results to vary materially from those stated. Such risks and uncertainties include but are not limited to: economic conditions in various regions, product and price competition, supplier and raw material prices, foreign currency exchange rate changes, interest rate changes, increased legal expenses and litigation results, legal and regulatory developments and other risks and uncertainties described in filings with the Securities and Exchange Commission.

Contact: William Barker +1-630-954-2000, wbarker@federalsignal.com

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (unaudited)

(in millions, except per share data)

	Three Months Ended December 31,		For the Years Ended December 31,
	2011	2010	2011	2010
Net sales	$223.3	$186.7	$795.6	$726.5
Costs and expenses
Cost of sales	167.8	138.5	600.6	542.3
Selling, general and administrative	45.6	50.9	171.1	173.3
Acquisition and integration related costs	—	0.1	—	3.9
Goodwill and intangible assets impairment	22.2	78.9	20.6	78.9
Restructuring charges	—	1.0	—	5.0

Operating (loss) income	(12.3)	(82.7)	3.3	(76.9)
Interest expense	4.5	1.8	16.4	10.3
Other income (expense), net	0.2	(0.5)	(0.2)	(1.2)

Loss before income taxes	(16.6)	(85.0)	(13.3)	(88.4)
Income tax provision	(0.2)	(73.4)	(1.1)	(72.3)

Loss from continuing operations	(16.8)	(158.4)	(14.4)	(160.7)
Gain (loss) from discontinued operations and disposal, net of tax	0.2	(10.8)	0.2	(15.0)

Net loss	$(16.6)	$(169.2)	$(14.2)	$(175.7)

COMMON STOCK DATA:
Basic and diluted loss per share:
Loss from continuing operations	$(0.27)	$(2.55)	$(0.23)	$(2.79)
Loss from discontinued operations and disposal	—	(0.17)	—	(0.26)

Net loss per share	$(0.27)	$(2.72)	$(0.23)	$(3.05)

Weighted average common shares outstanding:
Basic	62.2	62.2	62.2	57.6
Diluted	62.2	62.2	62.2	57.6
Cash dividends per share of common stock	$—	$0.06	$—	$0.24

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED BALANCE SHEETS (unaudited)

(in millions, except per share data)

	December 31,
	2011	2010
ASSETS
Current assets
Cash and cash equivalents	$9.5	$62.1
Accounts receivable, net of allowances for doubtful accounts of $2.9 million and $2.8 million, respectively	126.9	100.4
Inventories	116.1	119.6
Other current assets	21.8	17.9

Total current assets	274.3	300.0
Properties and equipment	62.2	63.2
Other assets
Goodwill	294.1	310.4
Intangible assets, net	70.7	84.4
Deferred charges and other assets	1.9	3.4

Total assets of continuing operations	703.2	761.4
Assets of discontinued operations, net	3.5	3.1

Total assets	$706.7	$764.5

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities
Short-term borrowings	$9.0	$1.8
Current portion of long-term borrowings and capital lease obligations	0.2	76.2
Accounts payable	55.6	53.5
Customer deposits	15.0	10.2
Deferred revenue	9.9	12.4
Accrued liabilities
Compensation and withholding taxes	22.0	21.2
Other	35.8	39.3

Total current liabilities	147.5	214.6
Long-term borrowings and capital lease obligations	213.1	184.4
Long-term pension and other postretirement benefit liabilities	74.1	41.3
Deferred gain	21.4	23.5
Deferred tax liabilities	47.2	45.8
Other long-term liabilities	16.4	15.8

Total liabilities of continuing operations	519.7	525.4
Liabilities of discontinued operations	12.3	18.2

Total liabilities	532.0	543.6
Shareholders’ equity
Common stock, $1 par value per share, 90.0 million shares authorized, 63.1 million and 63.0 million shares issued, respectively	63.1	63.0
Capital in excess of par value	167.7	164.7
Retained earnings	36.4	50.6
Treasury stock, 0.9 million and 0.9 million shares, respectively, at cost	(16.1)	(15.8)
Accumulated other comprehensive loss	(76.4)	(41.6)

Total shareholders’ equity	174.7	220.9

Total liabilities and shareholders’ equity	$706.7	$764.5

FEDERAL SIGNAL CORPORATION AND SUBSIDIARIES

CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)

(in millions)

	For the Years Ended December 31,
	2011	2010
Operating activities
Net loss	$(14.2)	$(175.7)
Adjustments to reconcile net (loss) income to net cash provided by operating activities:
(Gain) loss on discontinued operations and disposal	(0.2)	15.0
Gain on joint venture	—	(0.1)
Goodwill and intangible assets impairment	20.6	78.9
Valuation allowance	—	85.0
Depreciation and amortization	22.5	19.2
Stock option and award compensation expense	2.0	2.3
Provision for doubtful accounts	0.6	1.2
Deferred income taxes	(0.5)	(13.7)
Changes in operating assets and liabilities, net of effects from acquisitions and dispositions of companies
Accounts receivable	(28.3)	19.6
Inventories	1.9	(7.9)
Other current assets	(2.1)	2.6
Accounts payable	2.6	4.0
Customer deposits	5.0	—
Accrued liabilities	(0.8)	(3.4)
Income taxes	2.4	(1.2)
Pension contributions	(3.8)	(1.1)
Deferred revenue	(2.4)	6.3
Other	4.6	6.8

Net cash provided by continuing operating activities	9.9	37.8
Net cash used for discontinued operating activities	(3.6)	(6.6)

Net cash provided by operating activities	6.3	31.2
Investing activities
Purchases of properties and equipment	(15.7)	(12.8)
Proceeds from sales of properties and equipment	1.9	1.9
Payments for acquisitions, net of cash acquired	—	(97.3)

Net cash used for continuing investing activities	(13.8)	(108.2)
Net cash provided by discontinued investing activities	—	0.2

Net cash used for investing activities	(13.8)	(108.0)
Financing activities
(Decrease) increase in short-term borrowings, net	(27.0)	130.9
Payments on long-term borrowings	(13.3)	(70.8)
Payments of debt amendment fees	(2.3)	—
Cash dividends paid to shareholders	(3.7)	(13.3)
Proceeds from equity offering, net of fees	—	71.2
Other, net	0.4	0.6

Net cash (used for) provided by continuing financing activities	(45.9)	118.6
Net cash provided by (used for) discontinued financing activities	0.1	(1.0)

Net cash (used for) provided by financing activities	(45.8)	117.6

Effects of foreign exchange rate changes on cash	0.7	0.2
(Decrease) increase in cash and cash equivalents	(52.6)	41.0
Cash and cash equivalents at beginning of year	62.1	21.1

Cash and cash equivalents at end of year	$9.5	$62.1